Exhibit 21

September 30,
Subsidiaries of Registrant	Jurisdiction of Incorporation

Grand Canyon University, Inc.	DE
Tierra Vista Inversiones, LLC	DE
Nueva Ventura, LLC	DE
Casa de Amistad, LLC	DE
Amigos de Torrejon, LLC	DE
Piedras Bonitas Inversiones, LLC	DE
La Sonrisa de Siena, LLC	DE
Nuevo Comienzo, LLC	DE
El Vecino de Amigos, LLC	DE
La Fuente de la Comunidad, LLC	DE